ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

RECEIVED

2007 JUN 19 A 4:25

07024490

FILE NO : 82-34979

U.S.Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.20549

SUPPL

Dear Sirs,

Sub: Notice of Book Closure

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Thursday, the 26th July, 2007 to Wednesday, the 1st August, 2007 (both days inclusive) for the purpose of Annual General Meeting (AGM) to be held on August 1, 2007.

The above is for your information and record.

Thanking you,

Yours faithfully,
For **ADITYA BIRLA NUVO LIMITED**

Devendra Bhandari
Company Secretary

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

dlw 6/19

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat. Website : www.adityabirlanuvo.co.in / www.adityabirla.com

ADITYA BIRLA NUVO

ADITYA BIRLA GROUP

June 13, 2007

The Secretary
Bombay Stock Exchange Ltd
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI – 400 001

Fax # 022-22723121/ 22722037
22722041 / 22723719
22722039 / 22722061

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor
Plot No.C/1, G-Block
Bandra-Kurla Complex, Bandra (East)
MUMBAI – 400 051

Fax # 022-26598237 / 38 /
022-26598191

Dear Sirs

Sub: Notice of Book Closure
Ref: Scrip Code BSE- 500 303

This is to inform you that the Register of Members and Share Transfer Books of the Company will remain closed from Thursday, the 26th July, 2007 to Wednesday, the 1st August, 2007 (both days inclusive) for the purpose of Annual General Meeting (AGM) to be held on August 1, 2007.

The above is for your kind information.

Thanking You.

Yours faithfully,
For **Aditya Birla Nuvo Ltd**

Devendra Bhandari
Sr. Vice President & Company Secretary

END

Corporate Finance Division : ADITYA BIRLA NUVO LTD.
A-4, Aditya Birla Centre, S.K. Ahire Marg, Worli, Mumbai 400 030. Tel: 91-22-6652 5000 / 2499 5000 Fax: 91-22-6652 5821 / 2499 5821 E-mail: nuvocfd@adityabirla.com
Registered Office : Indian Rayon Compound, Veraval - 362 266, Gujarat . Website : www.adityabirlanuvo.co.in / www.adityabirla.com